[SRZ LETTERHEAD]












                                 March 5, 2007



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

                   Re:  Robeco-Sage Triton Fund, L.L.C.
                        File No.: 811-21472


Ladies and Gentlemen:

          On behalf of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Amendment No. 1 to its Registration Statement on Form N-2, and pursuant to the Securities Act of 1933, as amended (the "1933 Act"), the Fund's initial Registration Statement on Form N-2 (the "Registration Statement"). The applicable filing fee covering the units of limited liability company interests of the Fund ("Units") being registered under the 1933 Act has been separately transmitted to the Commission.

          The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

          We note that the Fund is substantially identical to Robeco-Sage Multi-Strategy Fund, L.L.C. The only material difference is that the Fund is offered exclusively to U.S. tax-exempt and non-U.S. investors. Accordingly, we hope that the staff of the Commission will be able to selectively review the Registration Statement on an expedited basis. The Fund wishes to be in a position to close its initial offering of Units on, or shortly before, April 10, 2007, and therefore, seeks to have this Registration Statement effective ON OR ABOUT APRIL 2, 2007.


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Securities and Exchange Commission
March 5, 2007
Page 2


          Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                                     Very truly yours,


                                                     /s/ George M. Silfen
                                                     --------------------
                                                     George M. Silfen